July 31, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: David Link

Re:	Spherix Incorporated Revised Preliminary Proxy Statement on Schedule 14A Filed July 11, 2013 File No. 000-05576

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated July 29, 2013 (the "Comment Letter") relating to the Revised Preliminary Proxy Statement on Schedule 14A filed July 11, 2013 (the "Schedule 14A") by Spherix Incorporated (the “Company”).

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

General

1.	Please state clearly the reasons for engaging in the merger with North South.

Response:

The Company previously stated in the Schedule 14A that the reason for engaging in the merger with North South was to augment its biotechnology research and development business.  The Company has expanded its disclosure in the “Background” section of the Schedule 14A to provide further detail in this regard.

2.	Please advise where you have provided the disclosure required by Item 14(b)(10) of Schedule 14A as requested in prior comment 5.

Response:

The Company has updated the Schedule 14A to include the disclosure required by Item 14(b)(10).

Background, page 5

3.
Please further expand your disclosure in response to prior comment 4 to disclose the percentage of shares that will be held by existing shareholders of Spherix on a fully diluted basis upon closing of the merger. Also, please reconcile your disclosure regarding the Fairness opinion that the Merger Consideration is fair to stockholders and the company with the fairness opinion referenced in section 6.5(e) of the Merger Agreement which references the value of the intellectual property being acquired. Clarify whether the Fairness opinion you receive will address the value of North South Holdings, Inc. and whether and how the fairness opinion will demonstrate that the issuance of the Merger Consideration in exchange for the shares of North South is fair to the existing shareholders of Spherix.

Response:

The Company has expanded the disclosure to discuss the percentage of shares held by existing shareholders of Spherix on a fully diluted basis.  The valuation that the Company received from Applied Economics is separate from the fairness opinion referenced in Section 6.5(e) of the Merger Agreement, expected to be received at closing of the North South acquisition.  The valuation performed by Applied Economics was prepared in order to prepare North South’s financial statements included in the Schedule 14A filed herewith.  The fairness opinion to be delivered at closing of the Merger will be addressed to the Company’s Board of Directors and will opine as to the fairness of the Merger Consideration to the existing shareholders of Spherix, from a financial perspective, in light of an analysis of the North South Intellectual Property core markets and the estimated relevant infringing revenues.  We have revised the discussion of Applied Economics' role under "Background".

4.
We note your statement that "upon the closing of the Merger, the shareholders of North South will hold approximately 11.6% of the outstanding Common Stock of the Company." Please revise to also indicate the amount of shares and percentage of total outstanding shares held by the North South shareholders on a converted basis with the 1,488,152 shares of Series D Preferred Stock converted.

Response:

The Company has revised the Schedule 14A to indicate the amount of shares and percentage of total outstanding shares held by the North South shareholders on an “as converted” basis.

5.
We note your response to prior comment 6. Please disclose the names of your shareholders that hold shares in North South and the percentage of such shares held by those shareholders on an aggregate basis. Also, address the June 25, 2013 sale of Series E shares to North South

Response:

The Company has disclosed the names of its shareholders that hold shares in North South and the aggregate percentages of ownership.  The Company has also added disclosure regarding the shares of Series E Preferred Stock issued to North South.

***

The Company hereby acknowledges the following:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner_______
Harvey Kesner
Interim Chief Executive Officer

cc:
James Baker, Esq.
Tara Guarneri-Ferrara, Esq.